FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated February 19, 2026

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 4 February 2026 (official registry number 3077) (the “Buyback Commencement Communication”), relating to the buyback programme of own shares (the “Buyback Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 12 and 18 February (both inclusive).

The cash amount of the shares purchased to 18 February 2026 as a result of the execution of the Buyback Programme amounts to 1,146,817,035 Euros, which represents approximately 22.8% of the maximum investment amount of the Buyback Programme. The programme was announced together with its other characteristics through the Buyback Commencement Communication. With these purchases, the Bank has repurchased approximately 15.9% of its outstanding shares as of 2021.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
12/02/2026	SAN	Purchase	XMAD	6,359,000	10.4957
12/02/2026	SAN	Purchase	CEUX	3,016,000	10.4948
12/02/2026	SAN	Purchase	TQEX	375,000	10.4989
12/02/2026	SAN	Purchase	AQEU	726,000	10.4770
13/02/2026	SAN	Purchase	XMAD	5,508,000	10.1592
13/02/2026	SAN	Purchase	CEUX	3,151,000	10.1486
13/02/2026	SAN	Purchase	TQEX	391,000	10.1543
13/02/2026	SAN	Purchase	AQEU	783,000	10.1506
16/02/2026	SAN	Purchase	XMAD	5,929,000	10.3184
16/02/2026	SAN	Purchase	CEUX	3,561,000	10.3195
16/02/2026	SAN	Purchase	TQEX	439,000	10.3167
16/02/2026	SAN	Purchase	AQEU	500,827	10.3175
17/02/2026	SAN	Purchase	XMAD	5,976,000	10.3766
17/02/2026	SAN	Purchase	CEUX	3,640,000	10.3823
17/02/2026	SAN	Purchase	TQEX	450,000	10.3757
17/02/2026	SAN	Purchase	AQEU	510,045	10.3890
18/02/2026	SAN	Purchase	XMAD	6,028,000	10.7026
18/02/2026	SAN	Purchase	CEUX	3,729,000	10.7078
18/02/2026	SAN	Purchase	TQEX	458,769	10.7002
18/02/2026	SAN	Purchase	AQEU	664,880	10.7019
			TOTAL	52,195,521

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 19 February 2026

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 12/02/2026 and 18/02/2026 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-12-a-18-02-2026-es.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	February 19, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance